                                    FORM 11-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
                                       OR
          [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


                   For the fiscal year ended December 31, 1997


                         HARSCO CORPORATION SAVINGS PLAN
                            (Full title of the Plan)



                               HARSCO CORPORATION
          (Name of issuer of the securities held pursuant to the Plan)



                            Camp Hill, PA 17001-8888
                     (Address of principal executive office)



                           Telephone - (717) 763-7064

Financial Statements and Exhibits

       (a)    Financial Statements.

       The financial statements filed as part of this report are listed in the Index to Financial Statements included herein.

       (b)    Exhibits.

              (1)  Consent of Independent Accountants

              (2)  Participant's Statement of Account

              (3) Appendix B to Harsco Corporation Savings Plan

              (4)  Description of Federal Tax Considerations

                         HARSCO CORPORATION SAVINGS PLAN

                          INDEX TO FINANCIAL STATEMENTS

                             FORM 11-K ANNUAL REPORT
                                 ---------------

                                    Form 11-K

                                                                                                                    Pages

Report of Independent Accountants                                                                                    4-5

Financial Statements:
     Statements of Net Assets Available for Benefits with Fund Information:

                    December 31, 1997 - Non-Participant Directed:
                                        Harsco Common Stock Fund

                                      - Participant Directed:
                                        Harsco Common Stock Fund, Income Accumulation Fund, Fidelity
                                        Magellan Fund, S&P 500 Fund, International Equity Fund, Asset
                                        Allocation Fund, AIM Constellation Fund, Templeton Foreign Fund,
                                        Bond Index Fund and Participant Loans                                         6

                    December 31, 1996 - Non-Participant Directed:
                                        Harsco Common Stock Fund

                                      - Participant Directed:
                                        Harsco Common Stock Fund, Income Accumulation Fund, Fidelity
                                        Magellan Fund, S&P 500 Fund, International Equity Fund, Asset
                                        Allocation Fund, AIM Constellation Fund, Templeton Foreign Fund,
                                        Bond Index Fund and Participant Loans                                         7

     Statement of Changes in Net Assets Available for Benefits with Fund
     Information for the year ended:

                    December 31, 1997 - Non-Participant Directed:
                                        Harsco Common Stock Fund

                                      - Participant Directed:
                                        Harsco Common Stock Fund, Income Accumulation Fund, Fidelity
                                        Magellan Fund, S&P 500 Fund, International Equity Fund, Asset
                                        Allocation Fund, AIM Constellation Fund, Templeton Foreign Fund,
                                        Bond Index Fund and Participant Loans                                         8

     Notes to Financial Statements of Savings Plan                                                                  9-14

Supplemental Schedules:

     Assets Held for Investment Purposes as of December 31, 1997 - 27(a)*                                            15

     Reportable Transactions for the year ended December 31, 1997 - 27(d)*                                           16

* Refers to item numbers in Form 5500 (Annual Return/Report of Employee Benefit Plan) for the plan year ended December 31, 1997.

                        REPORT OF INDEPENDENT ACCOUNTANTS



To the Plan Administrative Committee
of the Harsco Corporation Savings Plan:

We have audited the accompanying financial statements of the Harsco Corporation Savings Plan listed in the Index on page 3 of this Form 11-K. These financial statements are the responsibility of the Plan Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the year ended December 31, 1997 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for benefits with fund information and the statement of changes in net assets available for benefits with fund information is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the audit procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in the notes to the supplemental schedules, information provided by the Trustee and presented in the schedules of investments and reportable transactions does not disclose the historical cost of certain plan assets held by the Plan Trustee. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.




/s/  Coopers & Lybrand L.L.P.


COOPERS & LYBRAND L.L.P.
Philadelphia, Pennsylvania
May 22, 1998

                         HARSCO CORPORATION SAVINGS PLAN

      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                                December 31, 1997

                                                  Non-Participant
                                                     Directed                                  Participant Directed
                                                     Harsco         Harsco
                                                     Common         Common          Income         Fidelity         S & P
                                                     Stock           Stock       Accumulation      Magellan          500
                                    Total            Fund            Fund            Fund            Fund           Fund

Assets

Investments, at fair value:
   Harsco Corporation 2,482,870
   shares of common stock        $ 107,073,769   $  57,048,904   $  50,024,865   $          --  $          --  $          --

   Mutual Funds                     67,206,973              --              --      14,527,032     17,207,306     18,418,076

   Short-term investments            1,021,208         519,192         411,477              --         90,539             --

   Participant loans                 8,476,358              --              --              --             --             --

                                 -------------   -------------   -------------   -------------  -------------  -------------
Total investments                  183,778,308      57,568,096      50,436,342      14,527,032     17,297,845     18,418,076
                                 -------------   -------------   -------------   -------------  -------------  -------------

Contributions Receivable:

   Employer's                           49,990          49,990              --              --             --             --

   Participants'                        93,511              --          43,332           9,474          8,855         14,110

Interest Receivable                        141              68              59              --             14             --


                                 -------------   -------------   -------------   -------------  -------------  -------------
     Total receivables                 143,642          50,058          43,391           9,474          8,869         14,110
                                 -------------   -------------   -------------   -------------  -------------  -------------

     Total assets                  183,921,950      57,618,154      50,479,733      14,536,506     17,306,714     18,432,186

Liabilities

Securities Purchased                   (41,651)        (22,192)        (19,459)             --             --             --

                                 -------------   -------------   -------------   -------------  -------------  -------------
     Net assets available for
     benefits                    $ 183,880,299   $  57,595,962   $  50,460,274   $  14,536,506  $  17,306,714  $  18,432,186
                                 =============   =============   =============   =============  =============  =============


                                                           Participant Directed

                                  International    Asset            AIM          Templeton        Bond
                                     Equity      Allocation     Constellation     Foreign         Index     Participant
                                      Fund         Fund             Fund           Fund           Fund         Loans

Assets

Investments, at fair value:
   Harsco Corporation 2,482,870
   shares of common stock        $          --  $          --  $          --  $          --  $          --  $          --

   Mutual Funds                      2,012,218     10,241,174      3,071,092      1,254,460        475,615             --

   Short-term investments                   --             --             --             --             --             --

   Participant loans                        --             --             --             --             --      8,476,358

                                 -------------  -------------  -------------  -------------  -------------  -------------
Total investments                    2,012,218     10,241,174      3,071,092      1,254,460        475,615      8,476,358
                                 -------------  -------------  -------------  -------------  -------------  -------------

Contributions Receivable:

   Employer's                               --             --             --             --             --             --

   Participants'                         2,729          8,204          4,050          1,784            973             --

Interest Receivable                         --             --             --             --             --             --


                                 -------------  -------------  -------------  -------------  -------------  -------------
     Total receivables                   2,729          8,204          4,050          1,784            973             --
                                 -------------  -------------  -------------  -------------  -------------  -------------

     Total assets                    2,014,947     10,249,378      3,075,142      1,256,244        476,588      8,476,358

Liabilities

Securities Purchased                        --             --             --             --             --             --

                                 -------------  -------------  -------------  -------------  -------------  -------------
     Net assets available for
     benefits                    $   2,014,947  $  10,249,378  $   3,075,142  $   1,256,244  $     476,588  $   8,476,358
                                 =============  =============  =============  =============  =============  =============

The accompanying notes are an integral part of the financial statements.

                         HARSCO CORPORATION SAVINGS PLAN

      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                                December 31, 1996

                                                Non-Participant
                                                   Directed                                   Participant Directed
                                                    Harsco          Harsco
                                                    Common          Common           Income        Fidelity        S & P
                                                     Stock          Stock          Accumulation    Magellan         500
                                    Total            Fund            Fund             Fund           Fund           Fund
Assets

Investments, at fair value:
   Harsco Corporation 2,403,582
   shares of common stock        $  82,322,684   $  43,680,416   $  38,642,268   $          --  $          --   $          --

   Mutual Funds                     52,510,711              --              --      13,225,029     13,935,293      12,354,701

   Short-term investments            1,668,204         961,094         596,276              --        110,834              --

   Participant loans                 6,998,864              --              --              --             --              --
                                 -------------   -------------   -------------   -------------  -------------   -------------
Total investments                  143,500,463      44,641,510      39,238,544      13,225,029     14,046,127      12,354,701
                                 -------------   -------------   -------------   -------------  -------------   -------------

Contributions Receivable:

   Employer's                           44,757          44,757              --              --             --              --

   Participants'                        79,926              --          18,527           7,683         17,328          10,896

Interest Receivable                        214             106              94              --             14              --
                                 -------------   -------------   -------------   -------------  -------------   -------------
      Total receivables                124,897          44,863          18,621           7,683         17,342          10,896
                                 -------------   -------------   -------------   -------------  -------------   -------------

      Total assets                 143,625,360      44,686,373      39,257,165      13,232,712     14,063,469      12,365,597

Liabilities

Securities Purchased                  (600,689)       (306,014)       (270,718)             --        (23,957)             --
                                 -------------   -------------   -------------   -------------  -------------   -------------
      Net assets available for
      benefits                   $ 143,024,671   $  44,380,359   $  38,986,447   $  13,232,712  $  14,039,512   $  12,365,597
                                 =============   =============   =============   =============  =============   =============

                                                                    Participant Directed
                                 International       Asset            AIM         Templeton        Bond
                                     Equity        Allocation     Constellation    Foreign         Index      Participant
                                      Fund            Fund            Fund          Fund           Fund          Loans
Assets

Investments, at fair value:
   Harsco Corporation 2,403,582
   shares of common stock          $          --  $          --  $          --  $          --  $          --  $          --

   Mutual Funds                        2,035,760      8,231,690      1,901,144        602,453        224,641             --

   Short-term investments                     --             --             --             --             --             --

   Participant loans                          --             --             --             --             --      6,998,864
                                   -------------  -------------  -------------  -------------  -------------  -------------
Total investments                      2,035,760      8,231,690      1,901,144        602,453        224,641      6,998,864
                                   -------------  -------------  -------------  -------------  -------------  -------------

Contributions Receivable:

   Employer's                                 --             --             --             --             --             --

   Participants'                           3,453         12,073          6,211          2,278          1,477             --

Interest Receivable                           --             --             --             --             --             --

                                   -------------  -------------  -------------  -------------  -------------  -------------
      Total receivables                    3,453         12,073          6,211          2,278          1,477             --
                                   -------------  -------------  -------------  -------------  -------------  -------------

      Total assets                     2,039,213      8,243,763      1,907,355        604,731        226,118      6,998,864

Liabilities

Securities Purchased                          --             --             --             --             --             --
                                   -------------  -------------  -------------  -------------  -------------  -------------
      Net assets available for
      benefits                     $   2,039,213  $   8,243,763  $   1,907,355  $     604,731  $     226,118  $   6,998,864
                                   =============  =============  =============  =============  =============  =============


The accompanying notes are an integral part of the financial statements.

                         HARSCO CORPORATION SAVINGS PLAN

 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                                December 31, 1997

                                                              Non-Participant
                                                                  Directed                     Participant Directed
                                                                  Harsco         Harsco
                                                                  Common         Common         Income         Fidelity    S & P
                                                                  Stock          Stock       Accumulation      Magellan     500
                                                   Total          Fund           Fund            Fund         Fund          Fund
Additions to net assets attributed to:

Investment income
      Net appreciation/(depreciation) in the
        fair value of investments                $ 30,602,348  $ 11,441,816  $ 10,466,453   $         --  $  2,506,372   $ 4,334,219

      Dividends                                     3,412,512     1,043,636       915,141             --     1,109,652            --

      Interest - collective investment fund           799,647            --            --        799,647            --            --
      Interest - short-term investments                62,159        36,473        21,245             --         4,441            --
      Interest - participant loans                    697,119            --            --             --            --            --
                                                 ------------  ------------  ------------   ------------  ------------   -----------
                                                   35,573,785    12,521,925    11,402,839        799,647     3,620,465     4,334,219

   Cash Contributions:
      Employer's                                    3,945,392     3,945,392            --             --            --            --

      Participant's                                14,313,604            --     4,910,189      1,430,371     2,320,328     2,610,122
                                                 ------------  ------------  ------------   ------------  ------------   -----------
Total additions                                    53,832,781    16,467,317    16,313,028      2,230,018     5,940,793     6,944,341
                                                 ------------  ------------  ------------   ------------  ------------   -----------

Deductions:
   Deductions from net assets attributed
     to Employee withdrawals                       12,977,153     3,308,436     2,868,029      2,002,854     1,278,275     1,248,898
                                                 ------------  ------------  ------------   ------------  ------------   -----------
   Net increase/(decrease) prior to
     Interfund transfers                           40,855,628    13,158,881    13,444,999        227,164     4,662,518     5,695,443

   Interfund transfers                                     --        56,722    (1,971,172)     1,076,630    (1,395,316)      371,146
                                                 ------------  ------------  ------------   ------------  ------------   -----------
   Net increase/(decrease)                         40,855,628    13,215,603    11,473,827      1,303,794     3,267,202     6,066,589

Net assets available for benefits:

      December 31, 1996                           143,024,671    44,380,359    38,986,447     13,232,712    14,039,512    12,365,597
                                                 ------------  ------------  ------------   ------------  ------------   -----------
      December 31, 1997                          $183,880,299  $ 57,595,962  $ 50,460,274   $ 14,536,506  $ 17,306,714   $18,432,186
                                                 ============  ============  ============   ============  ============   ===========


                                                            Participant Directed

                                              International      Asset         AIM          Templeton       Bond
                                                 Equity       Allocation   Constellation     Foreign       Index       Participant
                                                  Fund          Fund           Fund          Fund           Fund          Loans
Additions to net assets attributed to:

Investment income
      Net appreciation/(depreciation) in the
        fair value of investments            $     (1,289)  $  1,850,008   $     55,566  $    (82,408)  $     31,611   $         --

      Dividends                                        --             --        219,392       124,691             --             --

      Interest - collective investment fund            --             --             --            --             --             --
      Interest - short-term investments                --             --             --            --             --             --
      Interest - participant loans                     --             --             --            --             --        697,119
                                             ------------   ------------   ------------  ------------   ------------   ------------
                                                   (1,289)     1,850,008        274,958        42,283         31,611        697,119

   Cash Contributions:
      Employer's                                       --             --             --            --             --             --

      Participant's                               476,861      1,267,755        836,667       337,086        124,225             --
                                             ------------   ------------   ------------  ------------   ------------   ------------
Total additions                                   475,572      3,117,763      1,111,625       379,369        155,836        697,119
                                             ------------   ------------   ------------  ------------   ------------   ------------

Deductions:
   Deductions from net assets attributed
     to Employee withdrawals                      177,452        795,495        250,566        44,274        301,569        701,305
                                             ------------   ------------   ------------  ------------   ------------   ------------
   Net increase/(decrease) prior to
     Interfund transfers                          298,120      2,322,268        861,059       335,095       (145,733)        (4,186)

   Interfund transfers                           (322,386)      (316,653)       306,728       316,418        396,203      1,481,680
                                             ------------   ------------   ------------  ------------   ------------   ------------
   Net increase/(decrease)                        (24,266)     2,005,615      1,167,787       651,513        250,470      1,477,494

Net assets available for benefits:

      December 31, 1996                         2,039,213      8,243,763      1,907,355       604,731        226,118      6,998,864
                                             ------------   ------------   ------------  ------------   ------------   ------------
      December 31, 1997                      $  2,014,947   $ 10,249,378   $  3,075,142  $  1,256,244   $    476,588   $  8,476,358
                                             ============   ============   ============  ============   ============   ============



The accompanying notes are an integral part of the financial statements.

                  NOTES TO FINANCIAL STATEMENTS OF SAVINGS PLAN


1.     General Description of Plan:

       The following description of the Harsco Corporation Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

       The Plan is a defined contribution plan designed to comply with the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA") and with the requirements for qualification under Sections 401(a) and 401(k) of the Internal Revenue Code (the "Code").

       All employees (including officers) who receive a stated weekly, hourly, monthly or annual rate of compensation and are employed by Harsco Corporation (the "Company") or any subsidiary of either the Company or a subsidiary which adopts this Plan with the approval of the Company shall be covered by, or remain covered by, this Plan, are deemed ("Eligible Employees"). Appendix B of the Plan and as amended from time to time, shall identify the collective bargaining units representing Eligible Employees under this Plan and the date as of which their coverage commenced. Effective August 1, 1996, new employees deemed an Eligible Employee under this plan are eligible to participate in the plan immediately upon their hire date. Prior to August 1, 1996, employees must have completed at least one thousand (1,000) hours of service during the twelve (12) month period beginning with the date of commencement of their employment to be considered an Eligible Employee.

       To participate in the Plan, an Eligible Employee must elect to contribute to the Plan through payroll deductions each pay period in whole percentages from 1% to 16% of compensation received for services as an employee of the Company or any subsidiary of the Company. The participant shall designate what percentage of such contributions will be "Pre-Tax Contributions" and what percentage will be "After-Tax Contributions." A participant who makes Matched Pre-Tax and/or Matched After-Tax Contributions in an aggregate amount of 6% of his compensation may also elect to contribute from 1% to 10% of his compensation as an Unmatched Pre-Tax and/or Unmatched After-Tax Contribution. In no event during the year may (a) Matched Pre-Tax and Matched After-Tax Contributions exceed 6% of compensation, (b) Unmatched Pre-Tax and Unmatched After-Tax Contribution exceed 10% of compensation or (c) Pre-Tax Contributions exceed the amount specified by the Internal Revenue Service code which is $9,500. Pre-Tax Contributions shall constitute a reduction in the participant's taxable income for purposes of Section 401(k) of the Code but for the purpose of the Company's tax deductions, shall be considered contributions made by the Company. After-Tax Contributions will be considered to be the participant's contributions to the Plan and shall not constitute a reduction in the participant's taxable income for the purposes of Section 401(k) of the Code.

       Pursuant to the Plan, the Company will make contributions in cash to the Trustee for the account of each participant in an amount equal to 50% of the first 6% of such participants' compensation designated as Matched Pre-Tax Contributions and/or Matched After-Tax Contributions. These contributions are referred to as "Company Matching Contributions".

       Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's Matching and Prior Match Accounts is based on years of vesting service. A Participant is 100% vested after five years of credited service.

       Custom Fund fees related to the Harsco Common Stock Fund and the Fidelity Magellan Fund are paid by the Company. Investment management fees related to the Fidelity Magellan Fund, the S&P 500 Fund, the International Equity Fund, the Asset Allocation Fund, the AIM Constellation Fund, and the Templeton Foreign Fund are paid by the Plan Participants. Participant directed investment fund change fees (not in excess of four changes per plan year) and Plan record keeping fees are paid by the Company.

       Participants may borrow from their fund accounts a minimum of $500 to a maximum of 50% of their vested account balance, not to exceed $50,000. Loan transactions are treated as a transfer to (from) the respective investment fund(s) from (to) the Participant Loans fund. The Participant may choose the loan repayment period, not to exceed five years. However, the term may be for any period not to exceed 15 years if the purpose of the loan is to acquire the Participant's principal residence. The loans are collateralized only by the portion of the Participant's Account from which the loan is made and bear interest at a rate commensurate with local prevailing rates as determined periodically by the Plan administrator. Interest rates on outstanding loans, based on the Trustee's prime rate plus one percent, ranged from 7.19% to 10.0%. Principal and interest is paid ratable through payroll deductions.

       While the Company has not expressed any intent to discontinue the Plan, it reserves the right to terminate the Plan at any time or discontinue contributions thereunder. In the event such discontinuance resulted in the termination of the Plan, the accounts of each affected employee who has not yet incurred a break in service shall be fully vested. Complete distributions or withdrawals would be distributed to Plan Participants and beneficiaries in proportion to their respective account balances.

2.     Summary of Significant Accounting Policies:

       Basis of Accounting:

       The financial statements of the Plan are prepared under the accrual method of accounting.

       Investment Valuation:

       The Harsco Corporation Common Stock is stated at market value, which represents the closing price of the stock on the Composite Reporting Tape of the stock exchanges on the last day of trading of the calendar year. Shares in the Income Accumulation Fund, the Fidelity Magellan Fund, the S&P 500 Fund, the International Equity Fund, the Asset Allocation Fund, the AIM Constellation Fund, the Templeton Foreign Fund, and the Bond Index Fund, are all stated at fair value, which represents the closing price on the last day of trading of the calendar year. Short-term investments, which represent the temporary investment of funds until purchases of common stock are completed, are invested in the BZW Barclays Global Investors Money Market Fund, which are stated at fair value.

       Use of Estimates:

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

       Other:

       The Plan presents in the Statement of Changes in Net Assets Available for Benefits with Fund Information the net appreciation (depreciation) in the market value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

       The purchase and sales of investments are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

       Both participants' and Company contributions are accrued in the period of the related payroll deductions. Forfeitures, a result of participant withdrawals prior to their full vesting in the Plan, are used to reduce the amount of future Company matching contributions.

3.     Investment Programs:

       The Plan, comprised of participants' and Company contributions, is divided into the following funds described below.

       (1) Harsco Common Stock Fund - (consisting of Common Stock purchased with Company and participants' contributions): a fund consisting of Common Stock of Harsco Corporation purchased in the open market or through privately negotiated transactions to the extent permitted by rules of the New York Stock Exchange and the Securities and Exchange Commission.

       (2) Income Accumulation Fund - (consisting of investments purchased with participants' contributions): a fund consisting of investments in guaranteed investment contracts and synthetic guaranteed investment contracts that are individually negotiated between the Fund manager and the insurance companies and banks that issue them.

       (3) Fidelity Magellan Fund - (consisting of investments purchased with participants' contributions): a fund consisting of shares of the Fidelity Magellan Mutual Fund which is managed by Fidelity Management and Research Company, Boston, Massachusetts.

       (4) S&P 500 Fund - (consisting of investments purchased with participants' contributions): a fund consisting of investments in the same stocks and in substantially the same percentages as the S&P 500 Index.

       (5) International Equity Fund - (consisting of investments purchased with participants' contributions): a fund consisting of investments in foreign stocks in the equity markets of Western European and Pacific Rim countries.

       (6) Asset Allocation Fund - (consisting of investments purchased with participants' contributions): a fund consisting of investments among three asset classes consisting of S&P 500 Index common stocks, U.S. Treasury Bonds, and money market instruments.

       (7) AIM Constellation Fund - (consisting of investments purchased with participants' contributions): a fund consisting of investments in common stocks with emphasis on medium-sized and smaller emerging growth companies which is managed by AIM Management Group Inc., Houston, Texas.

       (8) Templeton Foreign Fund - (consisting of investments purchased with participants' contributions): a fund consisting of investments in stocks and debt obligations of companies and governments outside the U.S. which is managed by Templeton Funds, Inc., St. Petersburg, Florida.

       (9) Bond Index Fund - (consisting of investments purchased with participants' contributions): a fund consisting of investments in domestic bonds issued by the U.S. Treasury, U.S. government agencies, and high-quality bonds issued by U.S. corporations.

       If at any time it is not possible for the Trustee to purchase Common Stock of the Company as required for the Harsco Common Stock Fund, the Trustee will invest such funds in short-term obligations of the United States government or agencies thereof or in other types of short-term investments, including commercial paper (other than obligations of the Company or its affiliates).

       The Plan provides for various investment options as described above. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

       There were 5,388 participants at December 31, 1997 who participated in one or more of the nine investment funds. At December 31, 1997 the number of participants selecting each of the investment funds for their contributions was as follows:

       Harsco Corporation Common Stock Fund........................      5,306
       Income Accumulation Fund....................................      1,892
       Fidelity Magellan Fund......................................      2,529
       S & P 500 Stock Fund........................................      2,711
       International Equity Fund...................................        836
       Asset Allocation Fund.......................................      1,637
       AIM Constellation Fund......................................        736
       Templeton Foreign Fund......................................        416
       Bond Index Fund.............................................        270

4.     Federal Income Taxes:

       The Company received a determination letter from the Internal Revenue Service on April 15, 1995, that the Plan, as amended September 15, 1994, is a qualified plan under Sections 401(a) and 401(k) of the Internal Revenue Code and is therefore exempt from Federal income taxes under the provisions of Section 501(a). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code.

5.     Harsco Corporation Common Stock Split:

       On November 19, 1996, the Board of Directors declared a two-for-one stock split on the Company's common stock. One additional share was issued for each share of common stock held by shareholders of record as of the close of business on January 15, 1997. New shares were distributed on February 14, 1997. The effect of the stock split has been retroactively reflected in the Statement of Net Assets Available for Benefits with Fund Information for the year ended December 31, 1996.

                         HARSCO CORPORATION SAVINGS PLAN

           LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                    FORM 5500

                                December 31, 1997

    (a)                                                                                                      (e)
   Party       Shares or                           (b) & (c)                                (d)            Current
In Interest      Units           Identity of Issue and Description of Investment            Cost            Value
-----------   -----------        -----------------------------------------------        -------------     ---------
                                 Common Stock:
     *         2,482,870            Harsco Corp. Common Stock, par value $1.25          $         (2)     $ 107,073,769
                                                                                                          -------------
                                      Total Common Stock                                                    107,073,769
                                                                                                          -------------
                     N/A         Participant Loans (1)                                            -0-         8,476,358
                                                                                                          -------------
                                 Mutual Funds:
                 905,017              Fidelity Magellan Fund                                      (2)        17,207,306
     *         1,041,081              Income Accumulation Fund                             14,527,032        14,527,032
     *           500,491              S & P 500 Fund                                       14,328,081        18,418,076
     *           141,706              International Equity Fund                             2,014,626         2,012,218
     *           388,659              Asset Allocation Fund                                 8,466,660        10,241,174
                 116,417              Aim Constellation Fund                                3,071,966         3,071,092
                 126,076              Templeton Foreign Fund                                1,346,825         1,254,460
     *            29,615              Bond Index Fund                                         457,914           475,615
                                                                                                          -------------
                                          Total Mutual Funds                                                 67,206,973
                                                                                                          -------------
     *               N/A         Short-Term Investments - BZW Barclays                      1,021,208         1,021,208
                                 Global Investors Money Market Fund                                       -------------

                                 Total Assets Held for Investment Purposes                                $ 183,778,308
                                                                                                          =============

(1) Participant Loans range up to fifteen years to maturity and interest rates on these loans ranged from 7.19% to 10.0%.

(2) The historical cost information was not available from the trustee or custodian due to the cumulative nature of the costs in these funds.

                         HARSCO CORPORATION SAVINGS PLAN

               LINE 27d - SCHEDULE OF REPORTABLE (5%) TRANSACTIONS
                                    FORM 5500

                      For the year ended December 31, 1997

                                                                                         (iii), (iv)
                                                              (i), (ii)                 Total Dollar
        (a)                            (b)                 Total Number of                Value of                    (v)
    Identity of                    Description              Purchases (P)                 Purchases               Net Gain or
  party involved                    of Asset              and/or Sales (S)              and/or Sales                (Loss)
--------------------------------------------------------------------------------------------------------------------------------
Harsco Corporation,          Harsco Common                   (P)     146            $       7,458,835           $              -
   plan sponsor                Stock Fund                    (S)     107            $       6,446,426           $      3,170,110

Harsco Corporation           Income Accumulation             (P)     135            $       4,165,785           $              -
   plan sponsor                Fund                          (S)     118            $       3,663,428           $              -

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                      HARSCO CORPORATION SAVINGS PLAN

                                      BY       /s/ P. C. Coppock
                                               --------------------------
                                               P. C. Coppock
                                               Senior Vice President,
                                               Chief Administration Officer,
                                               General Counsel and Secretary
June 2, 1998

                         HARSCO CORPORATION SAVINGS PLAN
                           Annual Report on Form 11-K
                      for the year ended December 31, 1997

INDEX TO EXHIBITS

Exhibit
Number            Data Required                                        Location in 11-K
        1         Consent of Independent Accountants                   Page 19

        2         Participant's Statement of Account                   Pages 20 to 23

        3         Appendix "B" to Harsco                               Page 24 to 25
                     Savings Plan

        4         Description of Federal Tax                           Incorporated by reference
                    Considerations                                       from pages 50-56 Post Effective
                                                                         Amendment No. 2 to form S-8
                                                                         Registration Statement
                                                                         (Registration No. 33-5300)
                                                                         effective April 30, 1990.